UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:   April, 2008

Commission File Number: 333-148909

OPTI CANADA INC.
(Translation of registrant’s name into English)
2100, 555-4TH Avenue S.W. Calgary, Alberta Canada T2P 4H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not Applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 1, 2008

OPTI CANADA INC. (Registrant)
By:	/s/ David Halford
Name: David Halford Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management’s Discussion and Analysis for the period ended March 31, 2008, dated April 28, 2008.
99.2	Unaudited Financial Statements for the period ended March 31, 2008, dated April 28, 2008.
99.3	Certificate, dated April 28, 2008, of Sid W. Dykstra, President and Chief Executive Officer, regarding the Certification of Interim Filings pursuant to Form 52-109F2.
99.4	Certificate, dated April 28, 2008, of David Halford, Chief Financial Officer, regarding the Certification of Interim Filings pursuant to Form 52-109F2.